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                                [LETTERHEAD]



                                                             November 6, 1998


HAND DELIVERY
-------------

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Amy Meltzer Starr

      Re:  DentalCo. Inc.

Dear Ms. Starr:

   In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby request withdrawal of the Registration Statement on Form S-1 (File No. 333-35333) (the "Registration Statement") for DentalCo, Inc. (the "Registrant").

   This request is being made because the Registrant believes that is not in the best interests of the Registrant or its stockholders, in light of the current condition of the U.S. capital markets, to issue the Registrant's equity securities to the public at the present time.

   If you have any questions regarding this request for withdrawal of the Registration Statement, please feel free to contact the undersigned at 410 377-3225 or Wilbert H. Sirota, Esquire at Piper & Marbury L.L.P., counsel to the Registrant, at 410 576-7696.


                                         Very truly yours,

                                         DentalCo, Inc.


                                         By: /s/ Lawrence F. Halpert, D.D.S.
                                             ---------------------------------
                                             Lawrence F. Halpert, D.D.S.
                                             Chairman of the Board and Chief
                                             Executive Officer